sembcorp

RECEIVED

2008 JUL 14 P 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

27 June 2008

[redacted]

08003776

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
JUL 16 2008
THOMSON REUTERS

Encs

7/15

C jesstan/SgxnetAnn/SECltr

RECEIVED

2008 JUL 14 P 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	27 June 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	31,250	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	5,677,921
		After change	5,646,671
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.318%
		After change	0.316%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$ $131,675.00	

Kwong Sook May
Company Secretary

June 27, 2008

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP SIGNS HEADS OF AGREEMENT TO EXPAND CHINA WATER AND CENTRALISED UTILITIES BUSINESS TO SOUTHERN CHINA

SINGAPORE, June 26, 2008 – Sembcorp, Singapore's largest water company, has signed a Heads of Agreement (HoA) to form a new beachhead for its centralised utilities business in Qinzhou, Guangxi Province, China.

The HoA between Sembcorp and the Qinzhou municipal government establishes an understanding for the joint development of centralised utilities projects to serve industrial customers in the Qinzhou Port Economic Development Zone (QEDZ). This includes the development of water supply and wastewater treatment projects, water recycling projects, as well as the development of other centralised utilities services.

With this, QEDZ is set to become Sembcorp's first beachhead in southern China. The Group's utilities business currently has operations near the Yangtze River Delta - in Shanghai, Nanjing and Zhangjiagang - as well as in the northern and northeast cities of Tianjin and Shenyang.

The HoA, inked at the Singapore International Water Week's China Business Forum this morning, was signed by Dr. Jeffrey Chen, CEO of Sembcorp China, and Mr Huang Yi, Assistant Secretary General of Qinzhou Municipal Government and Director General of Qinzhou Municipal Investment Promotion Bureau.

PHOTOGRAPH FROM THE HOA SIGNING CEREMONY BETWEEN SEMBCORP AND QINZHOU MUNICIPAL GOVERNMENT


Singapo
Internati
Water W

Signing the HoA are (fourth and fifth from left) Huang Yi, Assistant Secretary General of Qinzhou Municipal Government and Director General of Qinzhou Municipal Investment Promotion Bureau, and Dr Jeffrey Chen, CEO of Sembcorp China.

Also present to witness the signing are (first, second, third, sixth and seventh from left, respectively): Ignatius Lim, IE Singapore Director of China Strategic Relations; Tang Kin Fei, Sembcorp Group President & CEO; Hu Si Yi, China Vice Minister of Water Resources; Low Sin Leng, Sembcorp Senior Executive Director of Strategic Relations; and Han Ai Xing, Deputy Director General of Science and Technology of China's Ministry of Housing and Rural-Urban Development.

For enquiries, please contact:
Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates wastewater treatment, water recycling and water treatment facilities in Singapore, China, the United Kingdom and the United Arab Emirates (UAE). Globally, Sembcorp manages water facilities exceeding four million cubic metres per day in capacity, both in operation and under development, including approximately 64 million gallons per day (293,000 cu m per day) of high grade recycled water. Sembcorp's industrial wastewater treatment facilities worldwide have an existing combined capacity of over 30 million gallons per day (140,000 cu m per day) in operation and under construction.

Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat highly concentrated wastewater as well as high salinity wastewater using advanced biological treatment processes. The company also has desalination capabilities of 100 million gallons per day (450,000 cu m per day), within its combined water-and-power plant in Fujairah, UAE and has good experience in both reverse osmosis and thermal processes for seawater desalination. Besides wastewater treatment and desalination, Sembcorp's water services include providing various industrial grade waters to chemical and petrochemical clients in petrochemical and chemical zones. These include high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

ABOUT QINZHOU CITY AND QINZHOU PORT ECONOMIC DEVELOPMENT ZONE

Qinzhou City is a major port city of Guangxi Province. Strategically located in southwest China between Guangdong, Guizhou, Hunan, and Yunnan provinces, Guangxi province borders Vietnam and serves as an important gateway linking China's southwest to the Asia Pacific and the Pan-Beibu Gulf. Qinzhou City has a land area of 10,800 km^2, a coastline of 520.8 km and a population of over 3.5 million. It boasts a natural deep-water harbor with vast hinterland and abundant resources of land and freshwater.

Situated at the south coast of Qinzhou City, Qinzhou Port Economic Development Zone (QEDZ) is a provincial development zone set up in June of 1996. With jurisdiction over four communities and three villages, the development zone has a total area of 138 km^2, and includes a 30 km^2 petrochemical plant, a 20 km^2 downstream industrial area, the 10 km^2 Qinzhou Free Trade Port Area and the 78 km^2 Jinguang Industrial Park. The QEDZ aims to focus on the six pillar industries of petrochemical industry, energy, paper manufacturing, grain and oil processing, metallurgy and shipbuilding.

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP FORMS R&D COLLABORATION FOR CUTTING-EDGE WATER TECHNOLOGIES WITH NANYANG ENVIRONMENT & WATER RESEARCH INSTITUTE

SINGAPORE, June 25, 2008 – Sembcorp Industries and Nanyang Technological University's Nanyang Environment and Water Research Institute (NEWRI) have signed a Master Research Collaboration Agreement to develop and apply cutting-edge technologies for water and wastewater treatment.

Under the Master Research Collaboration Agreement, NEWRI will conduct research and development of water management technologies with industry guidance from Sembcorp. Once developed, these new water technologies will be test-bedded at Sembcorp's water facilities worldwide, with a view to commercial application of these technologies. This collaboration furthers NEWRI's goal of promoting the commercialisation of new water technologies, and strengthens Sembcorp's capabilities and know-how as a leading water player.

The Agreement was signed today at the sidelines of the Singapore International Water Week, by Mr Tan Cheng Guan, Sembcorp's Executive Vice President of Group Business & Strategic Development and Prof Ng Wun Jern, Executive Director, NEWRI.

Commenting on this research collaboration, Mr Tang Kin Fei, Sembcorp's Group President & CEO said, "Sembcorp is growing its water business in fast-developing overseas markets like China and the Middle East. Our new win-win partnership with NEWRI will help to strengthen Sembcorp's water and wastewater treatment capabilities as well as our position as a leading water player."

Professor Ng Wun Jern, NEWRI's Executive Director, said, "NEWRI's ultimate goal is to encourage cutting edge research, facilitate translation of the research results, and to bring this to an industry seeking leadership in an expanding market. We are confident that this Sembcorp and NTU-NEWRI collaboration will be a great springboard to achieving this objective."

For media enquiries (and photos of the signing ceremony in jpeg format) please contact:

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

sembcorp

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities offering. These capabilities have been successfully exported to key overseas markets. Today, Sembcorp owns and operates wastewater treatment, water recycling and water treatment facilities in Singapore, China, the United Kingdom and the United Arab Emirates (UAE). Globally, Sembcorp manages water facilities exceeding four million cubic metres per day in capacity, both in operation and under development, including approximately 64 million gallons per day (293,000 cu m per day) of high grade recycled water. Sembcorp's industrial wastewater treatment facilities worldwide have an existing combined capacity of over 30 million gallons per day (140,000 cu m per day) in operation and under construction.

Sembcorp's broad expertise in industrial wastewater treatment encompasses the ability to treat highly concentrated wastewater as well as high salinity wastewater using advanced biological treatment processes. The company also has desalination capabilities of 100 million gallons per day (450,000 cu m per day), within its combined water-and-power plant in Fujairah, UAE and has good experience in both reverse osmosis and thermal processes for seawater desalination. Besides wastewater treatment and desalination, Sembcorp's water services include providing various industrial grade waters to chemical and petrochemical clients in petrochemical and chemical zones. These include high grade industrial water, demineralised water, seawater, cooling water, raw water and fire-fighting water.

ABOUT NEWRI

The Nanyang Environment and Water Research Instititute (NEWRI) was launched to coordinate and bring together Nanyang Technological University's (NTU's) environment and water technology efforts in academia, research and applications. Serving as a gateway to NTU's work in environment and water technology, NEWRI allows researchers to engage in leading research, bringing together groups across the university so as to leverage one another's strengths. NEWRI's ultimate goal is to translate cutting-edge environment and water technology research and bring it to an eager market to the benefit of industry and society.

END